November 27, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suying Li

Rufus Drecker

Cara Wirth

Lilyanna Peyser

Re:	LG Orion Holdings Inc.

Registration Statement on Form 10-12B

Submitted July 12, 2023

CIK No. 0001971601

Ladies and Gentlemen:

On behalf of Lionsgate Studios Corp. (f/k/a LG Orion Holdings Inc.), a subsidiary of Lions Gate Entertainment Corp., we hereby respectfully request the withdrawal of the above-referenced Registration Statement on Form 10-12B (File No. 001-41743), together with all amendments and exhibits thereto, filed with the Securities and Exchange Commission on July 12, 2023. Please provide a copy of such order to David E. Shapiro at DEShapiro@wlrk.com or Fabiola Urdaneta at FUrdaneta@wlrk.com.

If you have any questions regarding this letter, please contact the Company’s legal counsel, David E. Shapiro (email: DEShapiro@wlrk.com or telephone: (212) 403-1026), or Fabiola Urdaneta (email: FUrdaneta@wlrk.com or telephone: (212) 403-1121) of Wachtell, Lipton, Rosen & Katz.

Sincerely,

/s/ Adrian Kuzycz
Adrian Kuzycz
Executive Vice President and Associate
General Counsel
Lions Gate Entertainment Corp.

cc:	James W. Barge, Chief Financial Officer, Lions Gate Entertainment Corp.